EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Chanticleer Holdings, Inc. and Subsidiaries on Form S-3 Amendment No.1 (File No. 333-207409) of our report dated April 14, 2015, with respect to our audits of the consolidated balance sheets and related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of Chanticleer Holdings, Inc. and Subsidiaries as of December 31, 2014 and 2013 and for the years then ended appearing in the Annual Report on Form 10-K of Chanticleer Holdings, Inc. and Subsidiaries for the years ended December 31, 2014 and 2013. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp
Marcum llp
New York, NY
December 4, 201 5